Filed Pursuant to Rule 433
Registration Statement No. 333-189888
CAPPED LEVERAGED INDEX RETURN NOTES® (CAPPED LIRNS®)

Capped LIRNs® Linked to a Global Equity Basket
Issuer	Royal Bank of Canada (“RBC”)
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure
An equity basket comprised of the S&P 500® Index (Bloomberg symbol: “SPX”), the MSCI EAFE® Index (Bloomberg symbol: “MXEA”) and the MSCI Emerging Markets Index (Bloomberg symbol: “MXEF”). Each Basket Component is a price return index.  On the pricing date, the S&P 500® Index will be given an initial weight of 45%, and each of the MSCI EAFE® Index and the MSCI Emerging Markets Index will be given an initial weight of 27.5%

Payout Profile at Maturity
•   2-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value
•   1-to-1 downside exposure to decreases in the Market Measure beyond a 5% decline, with up to 95% of your principal at risk

Capped Value	[$11.50 - $11.90], a [15% - 19%] return over the principal amount, to be determined on the pricing date
Threshold Value	95% of the Starting Value of the Market Measure
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, are willing to accept a capped return, take downside risk below a threshold and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/1000275/000121465914006596/j924142fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of RBC. If RBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Components.
•
Changes in the level of one Basket Component may be offset by changes in the level of the other Basket Components. Due to its higher Initial Component Weight, changes in the level of the S&P 500® Index will have a more substantial impact on the value of the Basket than similar changes in the level of the MSCI EAFE® Index or the MSCI Emerging Markets Index.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•
You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents
for complete product disclosure, including related risks and tax disclosure.

RBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.